August 24, 2005



Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, Connecticut  06901


	Re:	PrimeEnergy Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 6, 2005
		Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and
      June 30, 2005
      Filed May 17, 2005 and August 15, 2005
		File No. 0-07406


Dear Ms. Cummings:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Reserves, page 12

1. Please reconcile the amounts reported as Future Net Revenue and Present Value of Future Net Revenue to the information reported in
your Standardized Measure on page F-20.   It appears that these
measures represent non-GAAP measures. Please provide all disclosure required by Item 10(e) of Regulation S-K.

Selected Financial Data, page F-15

2. Revise to disclose all statement of cash flow measures to provide investors with a more balanced presentation. Refer to FRC 202.03.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15

Critical Accounting Estimates

3. We note that your Management`s Discussion and Analysis discussion does not include disclosure about those critical accounting estimates that you consider material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters and that materially impact your financial condition or operating performance.
Please expand your Management`s Discussion and Analysis to include disclosures that refer to specific accounting estimates and the assumptions and uncertainties underlying such estimates. Explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and to address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. Please provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. We generally find that disclosures including both sensitivity analyses and discussions of historical experience in making the critical estimates are effective in meeting this Management`s Discussion and Analysis objective. In your expanded discussion, specifically address your commitment to offer to repurchase the limited partners` interest in certain of the Partnerships for which you are the managing general partner. Please refer to the guidance in FRC Section 501.14 if you require further clarification.


Consolidated Statements of Cash Flows, page F-5

4. Please explain why the amount reported in the line item dry hole and abandonment costs as a reconciling item from net income to operating cash flows is the same as the amount reported on your consolidated statements of operations as exploration expense. Specifically address in your response Item II.F.8(b) at the Division of Corporation Finance`s: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance which can be located at our website at:
http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Note 1. Description of Operations and Significant Accounting
Policies,
page F-8

Consolidation and Presentation, page F-8

5. We understand from your disclosure at page F-14 that you are the
managing general partner of certain affiliated Partnerships and that
you are responsible for all Partnership activities, including the review and analysis of oil and gas properties for acquisition, the drilling of development wells and the production and sale of oil and
gas from productive wells.   We note further that you provide the
administration, accounting and tax preparation work for the Partnerships and are liable for all debts and liabilities of the affiliated Partnerships, to the extent that the assets of a given limited Partnership are not sufficient to satisfy its obligations. It appears from your policy disclosure that you use the proportionate consolidation method to report your interest in the Partnerships. Please support your decision to apply the proportionate consolidation method despite your role as managing general partner. Refer to EITF
00-1.

6. Please explain why you use the proportionate consolidation method to consolidate your subsidiaries. Refer to EITF 00-1.

Property and equipment, page F-9.

7. We note your disclosure that you amortized oil and gas production equipment over proved recoverable reserves. Please explain how this complies with paragraph 35 of SFAS 19.

Note 7. Contingent Liabilities, page F-14

8. Please expand your disclosure to describe your accounting treatment of the guarantees of all debt and liabilities of the affiliated
Partnerships.

9. Please describe to us in more detail how you account for your commitment to offer to purchase the limited partners` interest in certain of the managed Partnerships at various annual intervals. Quantify, for each period included in your financial statements, the amounts paid to the limited partners and the additional interests purchased. In your response, clarify to us the meaning of your statement that "based upon historical production rates and prices, management estimates that if all such offers were to be accepted, the maximum annual future purchase commitment would be approximately $500,000." Provide the terms of the agreements to clearly explain the manner by which the contingent liability is determined and the length of time you will be subject to such liability.

Note 12. Restricted Cash and Cash Equivalents, page F-17

10. We understand that you report unclaimed royalty payments as restricted cash and cash equivalents with a corresponding accounts payable at December 31, 2004 and 2003. Please explain to us in more detail how you account for royalty payments. Please explain why these amounts remain outstanding on your balance sheet and the extent to which you have considered and whether or not escheatment laws apply.

Exhibits 31.1 and 31.2

11. We note the certifications you provide appear to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-K. As such, it appears you may need to revise the language of paragraphs 4, 4(a),
4(b), 4(c), 5, 5(a), 5(b) and 6 of the certifications. This comment also applies to your Forms 10-Q for the quarterly periods ended March
31, 2005 and June 30, 2005.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Financial Statements

Recently Issued Accounting Pronouncements

12. Please address the impact of the adoption of EITF Issue 04-5:
Determining Whether a General Partner, or the General Partners as a
Group, Controls a Limited Partnership or Similar Entity When the
Limited Partners Have Certain Rights.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Ms. Beverly A. Cummings
PrimeEnergy Corporation
August 24, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010